EXHIBIT 11

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30, 2008	Year Ended June 30, 2007	Year Ended June 30, 2006
	(In Thousands, Except Per Share Data, Unaudited)

Income available to common stockholders	$5,904	$1,934	$9,608

Weighted average shares outstanding	68,675	69,242	70,904

Basic earnings per share	$0.09	$0.03	$0.14

Income for diluted earnings per share	$5,904	$1,934	$9,608

Total weighted average common shares and equivalents outstanding for diluted computation	68,789	69,581	70,982

Diluted earnings per share	$0.09	$0.03	$0.14